Form 51-102F3
Material Change Report

Item 1                                Name and Address of Company

MAG SILVER CORP. (the “Issuer”)
328 – 550 Burrard Street
Vancouver BC, V6C 2B5
Telephone:  (604) 630-1399  Facsimile:  (604) 484-4710

Item 2                                Date of Material Change

May 5, 2008

Item 3                                News Release

The Issuer issued a news release at Vancouver, British Columbia on 5 May 2008 through Marketwire.

Item 4                                Summary of Material Change

MAG Silver Corp. announces that its 2008 exploration program on its 100% owned Batopilas Native Silver District has encountered a broad zone of silver/lead and zinc mineralization in Hole BA08-21 located in the Animas area. The zone starts immediately beneath the casing at 9.02 metres down hole and extends to 70.87 metres for a total core length of 61.2 metres grading 20.5 g/t silver, 0.66% lead and 0.84% zinc.

Item 5.1                      Full Description of Material Change

Please see the Issuer’s news release dated 5 May 2008 (NR#08-09) for a full description of the material change.

Item 5.2                      Disclosure for Restructuring Transactions

Not applicable.

Item 6                                Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7                                Omitted Information

Not applicable.

Item 8                                Executive Officer

For further information, contact Dan MacInnis, President and CEO of the Issuer, at (604) 630-1399.

Item 9                                Date of Report

Dated 6 May 2008